Pricing Supplement dated February 23, 2023 (To the Prospectus dated May 23, 2022, the Prospectus Supplement dated June 27, 2022 and the Underlying Supplement dated June 27, 2022)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-265158
$25,000 Autocallable Step Up Notes due February 28, 2030 Linked to the Barclays Trailblazer Sectors 5 Index Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not pay interest. Instead, as described below, the Notes will be automatically redeemed for a Redemption Premium if the Closing Value of the Underlier on any Observation Date (other than the Final Valuation Date) is greater than or equal to the then-applicable Call Value (a percentage of the Initial Underlier Value that increases periodically over the term of the Notes). If the Notes are not automatically redeemed, the Notes offer unleveraged exposure to potential appreciation of the Underlier from the Initial Underlier Value to the Final Underlier Value. Investors should be willing to forgo dividend payments and, if the Notes are not automatically redeemed and the Final Underlier Value is less than or equal to the Initial Underlier Value, be willing to receive no more than their investment at maturity.

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	February 23, 2023
Issue Date:	February 28, 2023
Final Valuation Date:†	February 25, 2030
Maturity Date:†	February 28, 2030
Reference Asset:*	The Barclays Trailblazer Sectors 5 Index (Bloomberg ticker symbol “BXIITBZ5<Index>”) (the “Underlier” or the “Index”)
Automatic Redemption:

The Notes will not be automatically redeemable for approximately the first year after the Issue Date. If, on any Observation Date (other than the Final Valuation Date), the Closing Value of the Underlier is greater than or equal to the then-applicable Call Value, the Notes will be automatically redeemed and you will receive on the relevant Redemption Settlement Date a cash payment per $1,000 principal amount Note that will provide a return equal to the applicable Redemption Premium, calculated as follows:

$1,000 + ($1,000 × applicable Redemption Premium)

No further amounts will be payable on the Notes after they have been automatically redeemed.

Call Value:	With respect to an Observation Date, the Initial Underlier Value times the Call Value Percentage applicable to that Observation Date (rounded to two decimal places)
Call Value Percentage and Redemption Premium:	The Redemption Premium and Call Value Percentage applicable to each Observation Date is set forth in the table below.
Observation Date	Redemption Premium	Call Value Percentage	Observation Date	Redemption Premium	Call Value Percentage
First	8.50%	101.50%	Fourth	34.00%	106.00%
Second	17.00%	103.00%	Fifth	42.50%	107.50%
Third	25.50%	104.50%	Sixth	51.00%	109.00%
If the Notes are automatically redeemed, your return on the Notes will not exceed the applicable Redemption Premium, and your return will not be based on the amount of any appreciation in the value of the Underlier, which may be significant.
Payment at Maturity:

If the Notes are not automatically redeemed, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪ If the Final Underlier Value is greater than the Initial Underlier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return)

▪ If the Final Underlier Value is less than or equal to the Initial Underlier Value, you will receive a payment of $1,000 per $1,000 principal amount Note

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-5 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Index Fee and Costs:

The Underlier includes an index fee of 0.85% per annum. In addition, the Underlier is an “excess return” index, meaning that it tracks the performance of its components minus a notional borrowing cost (represented by the daily SOFR rate plus a fixed spread of 0.2616%).

The components of the Underlier must perform sufficiently well to offset the effect of such index fee and such borrowing cost in order for the Underlier to appreciate in value and, accordingly, for you to earn any positive return on your Notes. See “Information Regarding the Underlier—Overview” in this pricing supplement and “Selected Risk Considerations—Risks Relating to the Underlier Generally—The Deduction of Notional Financing Costs and an Index Fee Will Adversely Affect Index Performance” in this pricing supplement for additional information.

Index Sponsor:	The Underlier was created by Barclays Bank PLC, which is the owner of the intellectual property and licensing rights relating to the Underlier. The Underlier is operated by Barclays Index Administration, an independent index administration function within Barclays Bank PLC (in such capacity, the “Index Sponsor” and as described under “Information Regarding the Underlier—Overview” in this pricing supplement).
Consent to U.K. Bail-in Power:	Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-5 of this pricing supplement.

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	4.25%	95.75%
Total	$25,000.00	$25,000.00	$1,062.50	$23,937.50
(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $957.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $919.90 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-6 of this pricing supplement.

(3)	Barclays Capital Inc. will receive commissions from the Issuer of $42.50 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay selling concessions or fees (including custodial or clearing fees) to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-9 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-13 of this pricing supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or any other of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	200.1133, the Closing Value of the Underlier on the Initial Valuation Date
Final Underlier Value:	The Closing Value of the Underlier on the Final Valuation Date
Observation Dates:†	February 23, 2024, February 24, 2025, February 23, 2026, February 23, 2027, February 23, 2028, February 23, 2029 and the Final Valuation Date
Redemption Settlement Dates:†	March 1, 2024, March 3, 2025, March 2, 2026, March 2, 2027, March 1, 2028 and March 2, 2029
Closing Value:*	Closing Value means, with respect to the Underlier on any date, the official closing level of the Underlier with respect to that date, as calculated and published by the Index Sponsor and displayed on Bloomberg Professional® service (“Bloomberg”) page “BXIITBZ5 <Index>” or any successor page on Bloomberg or any successor service, as applicable.
Calculation Agent:	Barclays Bank PLC
CUSIP / ISIN:	06749NNN8 / US06749NNN83

*	If the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, the Calculation Agent may select a successor index or, if no successor index is available, will calculate the value to be used as the Closing Value of the Underlier. In addition, the Calculation Agent will calculate the value to be used as the Closing Value of the Underlier in the event of certain changes in or modifications to the Underlier. For more information, see “Supplemental Terms of the Notes—Discontinuation of the Underlier; Alteration of Methodology or Calculation of the Underlier” in this pricing supplement.

†	Each Observation Date may be postponed if a Market Disruption Event occurs on that Observation Date as described under “Supplemental Terms of the Notes—Market Disruption Events” in this pricing supplement. In addition, a Redemption Settlement Date and/or the Maturity Date will be postponed if that day is not a business day as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement or if the relevant Observation Date is postponed as described under “Supplemental Terms of the Notes—Market Disruption Events” in this pricing supplement.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated May 23, 2022, as supplemented by the prospectus supplement dated June 27, 2022 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part, and the underlying supplement dated June 27, 2022. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated May 23, 2022:

http://www.sec.gov/Archives/edgar/data/312070/000119312522157585/d337542df3asr.htm

•	Prospectus Supplement dated June 27, 2022:

http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011301/dp169388_424b2-prosupp.htm

•	Underlying Supplement dated June 27, 2022:

http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011304/dp169384_424b2-underl.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the following provisions will apply for purposes of the Notes.

Market Disruption Events

If the Calculation Agent determines that, on any Observation Date, a Market Disruption Event occurs or is continuing with respect to the Underlier, that Observation Date will be postponed to the immediately succeeding Index Business Day (as defined under “Information Regarding the Underlier—Overview” in this pricing supplement) on which no Market Disruption Event occurs or is continuing. In no event, however, will an Observation Date be postponed by more than five scheduled Index Business Days. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing with respect to the Underlier on that fifth day, the Calculation Agent will determine the Closing Value of the Underlier for that fifth day in good faith and in a commercially reasonable manner.

If the Final Valuation Date is postponed, the Maturity Date will be postponed such that the number of business days from the Final Valuation Date to the Maturity Date remains the same.

With respect to the Notes, a “Market Disruption Event,” means:

•	the occurrence of an Index Market Disruption Event (as defined under “Indices—The Barclays Trailblazer Sectors 5 Index—Barclays Trailblazer Sectors 5 Index Calculation—Modifications to the Trailblazer Index—Index Market Disruption Events” in the accompanying underlying supplement); or

•	the failure of the Index Sponsor to calculate and publish the official closing level of the Underlier on an Index Business Day in each case as determined by the Calculation Agent in its sole discretion.

Discontinuation of the Underlier; Alteration of Methodology or Calculation of the Underlier

If the Index Sponsor discontinues publication of the Underlier and the Index Sponsor or another entity publishers a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then the Closing Value of the Underlier on the Final Valuation Date, or any other relevant date on which the Closing Value of the Underlier is to be determined, will be determined by reference to the level of that Successor Index at the time of daily final publication, or close of trading on the relevant exchange or market for that Successor Index, as applicable, on that date. If a Successor Index is selected by the Calculation Agent, the Successor Index will be used as a substitute for the Underlier for all purposes under the Notes.

If an Index Cancellation occurs on or prior to any Observation Date or any other relevant date on which the Closing Value of the Underlier is to be determined and is continuing on that date, then the Closing Value of the Underlier will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Underlier or Successor Index, as applicable, last in effect prior to that Index Cancellation.

An “Index Cancellation” will occur if (a) the Index Sponsor discontinues publication of the Closing Value of the Underlier on or prior to any Observation Date (or any other relevant date on which the Closing Value of the Underlier is to be determined) and that discontinuation is continuing on that Observation Date (or other relevant date) and the Calculation Agent determines that no Successor Index is available at that time or (b) the Calculation Agent has previously selected a Successor Index and publication of that Successor Index is discontinued prior to, and that discontinuation is continuing on, that Observation Date or that other relevant date.

If at any time the method of calculating the Underlier or a Successor Index, or the level thereof, is changed in a material respect, or if the Underlier or a Successor Index is in any other way modified such that the Underlier or that Successor Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Underlier or that Successor Index had those changes or modifications not been made, then the Calculation Agent will make those calculations and adjustments as the Calculation Agent determines may be necessary in order to arrive at a level for the Underlier or Successor Index comparable to the Underlier or Successor Index, as the case may be, as if those changes or modifications had not been made, and determine whether the Notes are automatically redeemed and calculate the payment at maturity or any other payment to be made on the Notes with reference to the Underlier (or Successor Index), as adjusted.

consent to u.k. bail-in power

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-13 of this pricing supplement.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You understand and accept that, if the Notes are automatically redeemed, you will not participate in any appreciation of the Underlier, which may be significant, and that your return potential on the Notes is limited to the applicable Redemption Premium.

•	You anticipate that the Closing Value of the Underlier will be greater than or equal to the then-applicable Call Value or Initial Underlier Value, as applicable, on at least one Observation Date.

•	You understand and accept that you may not earn any positive return on your Notes.

•	You believe that the investment view implicit in the Underlier will be successful, you seek an investment that will give you exposure to the Underlier and you are willing to bear the risks related to such an investment.

•	You understand and accept that the performance of the Underlier will be affected by an index fee of 0.85% per annum and by the reduction of a notional financing cost.

•	You understand and accept that the risks that the Underlier (a) may not achieve its target level of volatility, (b) may be subject to increased volatility due to the use of leverage and (c) may underperform its underlying portfolio and/or alternative indices that do not include a volatility targeting mechanism.

•	You understand and accept the risk that the Underlier may at any time be notionally invested only in a single component or a small number of components.

•	You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Underlier.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the Index Components (as defined under “Information Regarding the Underlier” in this pricing supplement) or the component securities held by the Index Components, nor will you have any voting rights with respect to the Index Components or the component securities held by the Index Components.

•	You are willing and able to accept the risk that the Notes may be automatically redeemed and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity if the Notes are not automatically redeemed.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You seek an investment that, if the Notes are automatically redeemed, participates in the full appreciation of the Underlier rather than an investment with a return that is limited to the applicable Redemption Premium.

•	You anticipate that the Closing Value of the Underlier will be less than the then-applicable Call Value or Initial Underlier Value, as applicable, on each Observation Date.

•	You do not understand and/or are unable to accept that you may not earn any positive return on your Notes.

•	You do not believe that the investment view implicit in the Underlier will be successful or you are unwilling or unable to bear the risks associated with an investment that provides exposure to the Underlier.

•	You seek exposure to an index or group of assets that does not subtract an index fee or any notional financing costs.

•	You seek exposure to an index or portfolio that may not be concentrated in a small number of assets.

•	You do not understand and/or are unwilling or unable to accept the risks associated with the volatility targeting mechanism of the Underlier, including the risk that the Underlier may not achieve its target volatility and the risk that the Underlier may underperform an investment in its portfolio that is not subject to a volatility targeting mechanism.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the Index Components or the component securities held by the Index Components.

•	You are unwilling or unable to accept the risk that the Notes may be automatically redeemed.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity if the Notes are not automatically redeemed.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus, the prospectus supplement and the underlying supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE upon an automatic REDEMPTION

The following examples demonstrate the hypothetical total return upon an automatic redemption under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following tables and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value: 100.00*

▪	Hypothetical Call Values:

Observation Date	Hypothetical Call Value*
First	101.50
Second	103.00
Third	104.50
Fourth	106.00
Fifth	107.50
Sixth	109.00

▪	Redemption Premiums equal to the Redemption Premiums set forth on the cover of this pricing supplement*

*	The hypothetical Initial Underlier Value of 100.00 and the hypothetical Call Values specified above have been chosen for illustrative purposes only and do not represent the actual Initial Underlier Value or actual Call Values. The actual Initial Underlier Value is set forth on the cover of this pricing supplement and the actual Call Values are equal to a percentage of the Initial Underlier Value that increases periodically over the term of the Notes as set forth on the cover of this pricing supplement.

For information regarding recent values of the Underlier, please see “Information Regarding the Underlier” in this pricing supplement.

Example 1: The Notes are automatically redeemed on the first Observation Date.

Observation Date	Closing Value of the Underlier on the Observation Date	Are the Notes Redeemed?	Redemption Premium
1	110.00	Yes	8.50%

Because the Closing Value of the Underlier on the first Observation Date is greater than or equal to the then-applicable Call Value, the Notes are automatically redeemed on the related Redemption Settlement Date. You will receive on the relevant Redemption Settlement Date a cash payment of $1,085.00 per $1,000 principal amount Note, which is equal to your principal amount plus a return equal to the applicable Redemption Premium. No further amounts will be payable on the Notes after they have been automatically redeemed.

Example 2: The Notes are automatically redeemed on the fourth Observation Date.

Observation Date	Closing Value of the Underlier on the Observation Date	Are the Notes Redeemed?	Redemption Premium
1	99.00	No	N/A
2	90.00	No	N/A
3	102.50	No	N/A
4	108.00	Yes	34.00%

Because the Closing Value of the Underlier on the fourth Observation Date is greater than the then-applicable Call Value, the Notes are automatically redeemed on the related Redemption Settlement Date. In this example, the Notes are not automatically redeemed following the third Observation Date even though the Closing Value of the Underlier on the third Observation Date is greater than both the Initial Underlier Value and the Call Value applicable to the first two Observation Dates due to the step-up feature of the Notes. You will receive on the relevant Redemption Settlement Date a cash payment of $1,340.00 per $1,000 principal amount Note, which is equal to your principal amount plus a return equal to the applicable Redemption Premium. No further amounts will be payable on the Notes after they have been automatically redeemed.

If the Closing Value of the Underlier is below the then-applicable Call Value on each Observation Date, the Notes will not be automatically redeemed and you may receive no more than your principal at maturity. See “Hypothetical Examples of Amounts Payable at Maturity” below.

Hypothetical EXAMPLES OF AMOUNTS PAYABLE at Maturity

The following table illustrates the hypothetical payment at maturity under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value: 100.00*

▪	You hold the Notes to maturity, and the Notes are NOT automatically redeemed.

*	The hypothetical Initial Underlier Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Underlier Value. The actual Initial Underlier Value is set forth on the cover of this pricing supplement.

For information regarding recent values of the Underlier, please see “Historical Performance of the Underlier” in this pricing supplement.

Final Underlier Value	Underlier Return	Payment at Maturity per $1,000 Principal Amount Note
150.00	50.00%	$1,500.00
140.00	40.00%	$1,400.00
130.00	30.00%	$1,300.00
120.00	20.00%	$1,200.00
110.00	10.00%	$1,100.00
105.00	5.00%	$1,050.00
100.00	0.00%	$1,000.00
90.00	-10.00%	$1,000.00
80.00	-20.00%	$1,000.00
70.00	-30.00%	$1,000.00
60.00	-40.00%	$1,000.00
50.00	-50.00%	$1,000.00
40.00	-60.00%	$1,000.00
30.00	-70.00%	$1,000.00
20.00	-80.00%	$1,000.00
10.00	-90.00%	$1,000.00
0.00	-100.00%	$1,000.00

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The value of the Underlier increases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 105.00.

Because the Final Underlier Value is greater than the Initial Underlier Value, you will receive a payment at maturity of $1,050.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + ($1,000 × Underlier Return)

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 2: The value of the Underlier decreases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 40.00.

Because the Final Underlier Value is less than the Initial Underlier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold.

If the Notes are not automatically redeemed, you may receive no more than your principal at maturity. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Information Regarding the UNDERLIER

The Index is a rules-based proprietary index created and owned by Barclays Bank PLC. The Index is operated by Barclays Index Administration, an independent index administration function within Barclays Bank PLC (in such capacity, the “Index Sponsor”). The Index Sponsor has appointed a third party, Bloomberg Index Services Limited (formerly known as Barclays Risk Analytics and Index Solutions Limited) (together with any successor thereto, the “Index Calculation Agent”), to calculate and maintain the Index. While the Index Sponsor is responsible for the operation of the Index, certain aspects have thus been outsourced to the Index Calculation Agent. The Index is reported by Bloomberg under the ticker symbol “BXIITBZ5.”

The Index was launched on July 5, 2016. The Index tracks a dynamic notional portfolio selected from a universe of 14 exchange-traded funds that provide exposure to U.S. equity sectors or fixed-income assets (each, an “Index Component” and collectively, the “Index Components”), while targeting a portfolio volatility of 5.00% (the “Target Volatility”). On a daily basis, the notional financing cost described below is deducted from each Index Component and an index fee of 0.85% per annum is deducted from the Index.

The table below sets forth the Index Components and, for each Index Component, the asset class, the ticker symbol and the Index currently tracked by that Index Component (each, an “Underlying Index” and, collectively, the “Underlying Indices”). For additional information about each Index Component, see “Indices—The Barclays Trailblazer Sectors 5 Index—Barclays Trailblazer Sectors 5 Index Calculation—Background on the Index Components” in the accompanying underlying supplement.

Asset Class	Index Component	Ticker	Underlying Index
Equity Sectors	Materials Select Sector SPDR® Fund	XLB UP	Materials Select Sector Index
	Energy Select Sector SPDR® Fund	XLE UP	Energy Select Sector Index
	Financial Select Sector SPDR® Fund	XLF UP	Financial Select Sector Index
	Industrial Select Sector SPDR® Fund	XLI UP	Industrials Select Sector Index
	Technology Select Sector SPDR® Fund	XLK UP	Technology Select Sector Index
	Consumer Staples Select Sector SPDR® Fund	XLP UP	Consumer Staples Select Sector Index
	Utilities Select Sector SPDR® Fund	XLU UP	Utilities Select Sector Index
	Health Care Select Sector SPDR® Fund	XLV UP	Health Care Select Sector Index
	Consumer Discretionary Select Sector SPDR® Fund	XLY UP	Consumer Discretionary Select Sector Index
	Communication Services Select Sector SPDR® Fund	XLC UP	Communication Services Select Sector Index
	iShares® U.S. Real Estate ETF	IYR UP	Dow Jones U.S. Real Estate Capped Index
Fixed Income	iShares® 20+ Year Treasury Bond ETF	TLT UQ	ICE U.S. Treasury 20+ Year Bond Index
	iShares® MBS ETF	MBB UQ	Bloomberg U.S. MBS Index
	iShares® iBoxx $ High Yield Corporate Bond ETF	HYG UP	Markit iBoxx USD Liquid High Yield Index

The portfolio tracked by the Index is determined by in part drawing upon certain concepts from the “modern portfolio theory” approach to asset allocation. Generally, modern portfolio theory holds that an optimal investment portfolio is one that maximizes expected return for any given level of risk, where “risk” is measured by the expected volatility of the portfolio. The Index draws upon these ideas, in some cases with modifications, by seeking to track a portfolio constructed from the Index Components that is determined by the Index methodology to have the highest expected return, subject to certain weighting constraints and other conditions described below, without the portfolio volatility exceeding the Target Volatility of 5.00%.

The “Index Portfolio” on any Index Business Day (as defined below) is the hypothetical investment portfolio of Index Components and cash used to calculate the return of the Index on that Index Business Day. The Index Portfolio on each Index Business Day will be the Index Portfolio from the immediately preceding Index Business Day, except on an Index Business Day on which the Index is rebalanced. On an Index Business Day on which the Index is rebalanced, the Index Portfolio will consist of the Rebalance Portfolio (as defined below) as of the immediately preceding Index Business Day and, if the aggregate weight of the Rebalance Portfolio does not equal 100.00%, a cash position that will earn no return.

The Index is not rebalanced according to a predetermined schedule. Instead, the Index is monitored daily and rebalanced only when a rebalancing has been triggered. As described in more detail under “Indices—The Barclays Trailblazer Sectors 5 Index—Index Portfolio Rebalancing” in the accompanying underlying supplement, the Index will be rebalanced on any Index Business Day if the composition of the Index Portfolio on the immediately preceding Index Business Day is not within specified tolerances of the composition of the Optimized Portfolio (as defined below) on the immediately preceding Index Business Day or if the volatility of the Index Portfolio or any Index Component as of the immediately preceding Index Business Day falls outside specified parameters.

The Optimized Portfolio and the Rebalance Portfolio are determined on the same basis, except that the Rebalance Portfolio includes an additional constraint to prevent an increase or decrease of more than 10 percentage points in the weight of iShares® MBS ETF and 25 percentage points in the weight of any other Index Component in connection with a rebalancing.

•	The “Optimized Portfolio” on any Index Business Day is the portfolio constructed from the Index Components that is determined by the Index methodology to have the highest expected return, without the Portfolio Volatility (as defined under “Indices—The Barclays Trailblazer Sectors 5 Index—Portfolio Volatility” in the accompanying underlying supplement) of that portfolio exceeding the Target Volatility of 5.00%, where the weight of each Index Component and the aggregate weight of that portfolio are each greater than or equal to 0.00% and less than or equal to 100.00%. The Optimized Portfolio is never used to calculate the level of the Index but instead is used to determine whether a rebalancing of the Index has been triggered.

•	The “Rebalance Portfolio” on any Index Business Day is, like the Optimized Portfolio, the portfolio constructed from the Index Components that is determined by the Index methodology to have the highest expected return, without the Portfolio Volatility of that portfolio exceeding the Target Volatility of 5.00%, where the weight of each Index Component and the aggregate weight of that portfolio are each greater than or equal to 0.00% and less than or equal to 100.00%, but with the further constraint that the weight of each Index Component other than iShares® MBS ETF, in the Rebalance Portfolio must be within 25 percentage points of the weight of that Index Component in the existing Index Portfolio on that Index Business Day. For iShares® MBS ETF, the weight in the Rebalance Portfolio must be within 10 percentage points of the weight in the existing Index Portfolio on that Index Business Day. The Rebalance Portfolio reflects the portfolio of Index Components that will be included in the Index Portfolio upon a rebalancing.

To determine the compositions of the Optimized Portfolio and the Rebalance Portfolio, the Index must determine which hypothetical investment portfolio constructed from the Index Components with an expected risk represented by the Target Volatility of 5.00% has the highest expected return on the relevant Index Business Day, subject to the relevant constraints set forth above. Modern portfolio theory prescribes a method for constructing an optimal investment portfolio assuming that the expected returns and risk of the available assets, and the expected degree of correlation among their returns, are known, but modern portfolio theory does not prescribe how to determine expected returns, risk or correlation. Therefore, any investment methodology that seeks to implement concepts drawn from modern portfolio theory must employ its own method of determining expected returns, risk and correlation.

The expected risk (i.e., volatility) of a portfolio depends on the expected volatility of each of the assets included in that portfolio and on the expected degree of correlation among the returns of those assets. Therefore, to determine the expected volatility of any portfolio, the Index requires measures of both the expected volatility of each Index Component and the expected degrees of correlation among their returns. The Index approximates the expected volatility of the Index Components, and the expected degree of correlation among their returns, by referencing historical volatility and correlation. These historical measures are based on the daily returns of the Index Components and are determined using calculations that give greater weight to more recent returns, as described under “Indices—The Barclays Trailblazer Sectors 5 Index—Index Component Volatility and Correlation” in the accompanying underlying supplement.

The expected return of any portfolio reflects the expected returns of the assets that make up that portfolio and can be calculated as the weighted average of the expected returns of those assets. Therefore, the Index also requires a measurement of the expected returns of the Index Components in order to determine the expected return of any portfolio constructed from the Index Components.

For this purpose, the Index operates under the assumption that taking on greater risk (i.e., volatility) provides for potentially greater returns than taking on less risk. Specifically, the Index assumes that there is a relationship between expected volatility and expected returns and that this relationship is the same for each of the Index Components. In other words, the Index assumes that the risk-adjusted returns of the Index Components are the same. By assuming a direct relationship between expected volatility and expected return, the Index is able to use expected volatility as a proxy for expected return. For this purpose, the Index approximates the expected volatility of the Index Components by referencing historical volatility.

Accordingly, for purposes of the Index, and given the assumptions described above, the portfolio with the highest expected return that satisfies the relevant constraints will be the portfolio with the highest weighted-average Index Component volatility (because volatility is used as a proxy for expected return), without the Portfolio Volatility of that portfolio exceeding the Target Volatility of 5.00%.

The Index is an excess return index. Accordingly, each Index Component is calculated on an excess-return basis, which means that the value of each Index Component for purposes of the Index reflects the reinvestment of distributions and the deduction of a notional financing cost equal to the Cash Rate. Notwithstanding anything to the contrary in the accompanying underlying supplement, the “Cash Rate” currently accrues at a rate equal to the daily SOFR rate plus a fixed spread of 0.2616%. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. Prior to March 24, 2022, the Cash Rate accrued at a rate equal to 3-month U.S. dollar LIBOR. LIBOR, the London Interbank Offered Rate, reflects the rate at which banks lend the specified currency to each other for the relevant period in the London interbank market.

The Index is calculated based on the value of the Index Components and cash included in the Index Portfolio, after taking into account the notional exposure of the Index to the Index Portfolio, as described below, minus the index fee of 0.85% per annum. The amount deducted as a result of the index fee is not affected by the composition of the Index Portfolio or the notional exposure of the Index to the Index Portfolio. Accordingly, the index fee is not reduced when a portion of the Index Portfolio is allocated to the cash position or when the Index is partially uninvested.

In addition to targeting the Target Volatility in the rebalancing process described above, the Index also adjusts its notional exposure to the Index Portfolio in an attempt to maintain a volatility for the Index approximately equal to the Target Volatility of 5.00%, subject to a maximum exposure of 150.00% and a minimum exposure of 0.00%. We refer to the notional exposure that the Index has to the performance of the Index Portfolio on any Index Business Day as the “Capped Participation” on that Index Business Day. If the Capped Participation is less than 100.00% on any Index Business Day, the difference will be notionally uninvested and will earn no return. For more details, see “Indices—The Barclays Trailblazer Sectors 5 Index—Capped Participation” in the accompanying underlying supplement.

The Index Sponsor publishes the level of the Index (the “Index Level”) on each Index Business Day as soon as reasonably practical following its calculation, subject to Index Market Disruption Events and Index Adjustment Events, both as described below.

An “Index Business Day” is any day on which the New York Stock Exchange is open for trading during its regular trading session, notwithstanding the New York Stock Exchange closing prior to its scheduled weekday closing time.

The Index is a “notional” or “synthetic” portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used in determining the composition of the Index and calculating the Index in accordance with the Index methodology.

For more information about the Index, see “Indices—The Barclays Trailblazer Sectors 5 Index” in the accompanying underlying supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or its components. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Notes Generally

•	You May Receive No More Than the Principal Amount of Your Notes — If the Notes are not automatically redeemed and the Final Underlier Value is less than or equal to the Initial Underlier Value, you will receive only the principal amount of your Notes. Therefore, you may not receive a return on the Notes. Even if the Final Underlier Value is greater than the Initial Underlier Value, the return on the Notes may be less than the amount that would be paid on a conventional debt security of the Issuer of comparable maturity if the Underlier does not appreciate sufficiently over the term of the Notes.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•	If the Notes Are Automatically Redeemed, Your Potential Return on the Notes Is Limited to the Applicable Redemption Premium—If the Notes are automatically redeemed, your return on the Notes will be limited to the applicable Redemption Premium and will not be based on the amount of any appreciation in the value of the Underlier, which may be significant.

•	Automatic Redemption and Reinvestment Risk—While the original term of the Notes is as indicated on the cover of this pricing supplement, the Notes may be automatically redeemed prior to maturity for a term that could be as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are automatically redeemed prior to the Maturity Date. No additional payments will be due after an automatic redemption. The automatic redemption feature of the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•	The Call Value Applicable to Each Observation Date Is Greater than the Initial Underlier Value, and the Call Value Increases Periodically Over the Term of the Notes—The Notes will be automatically redeemed only if the Closing Value of the Underlier increases from the Initial Underlier Value to be greater than or equal to the then-applicable Call Value on an Observation Date (other than the Final Valuation Date). Even if the Closing Value of the Underlier appreciates over the term of the Notes, it may not appreciate sufficiently for the Notes to be redeemed early (including as a result of the step-up automatic redemption feature, which causes the Call Value to increase periodically over the term of the Notes).

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified—Any payment on the Notes will be determined based on the Closing Values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	Repayment of the Principal Amount Applies Only at Maturity or upon Any Automatic Redemption—You should be willing to hold your Notes to maturity or any automatic redemption. Although the Notes provide for the repayment of the principal amount of your Notes at maturity or upon any automatic redemption, if you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the value of the Underlier has increased from the Initial Underlier Value. See “—Risks Relating to the Estimated Value of the Notes and the Secondary Market—Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Owning the Notes Is Not the Same as Owning the Index Components or the Component Securities Held by the Index Components—The return on the Notes may not reflect the return you would realize if you actually owned the Index Components or the component securities held by the Index Components. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Index Components or the component securities held by the Index Components would have.

•	Tax Treatment— As discussed further below under “Tax Considerations” and in the accompanying prospectus supplement, if you are a U.S. individual or taxable entity, you should be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until early redemption or redemption at maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to early redemption or redemption at maturity and is neither a prediction nor a guarantee of what the actual yield will be.

Risks Relating to the Issuer

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in

Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Underlier Generally

•	The Index May Not Be Successful and May Underperform Alternative Investment Strategies—There can be no assurance that the Index will achieve positive returns. The Index tracks a dynamic notional portfolio selected from a universe of 14 Index Components, while targeting a portfolio volatility equal to the Target Volatility of 5.00%. The Index seeks to track a portfolio constructed from the Index Components that is determined by the Index methodology to have the highest expected return, subject to certain weighting constraints and other conditions described under “Information Regarding the Underlier” in this pricing supplement, without the portfolio exceeding the Target Volatility of 5.00%.

It is possible that the Index Components selected at any time for inclusion in the Index will decrease and cause the Closing Value of the Index to fall, or to increase at a lesser rate, than if different Index Components had been chosen for inclusion in the Index. There can be no assurance that a notional investment in the Index Portfolio will perform better than an alternative investment portfolio selected based on different criteria or using any other methodology.

•	The Index Is Subject to Market Risk—The Closing Value of the Index will depend, in large part, on the performance of the Index Components included in the portfolio tracked by the Index over the term of your Notes. Even if the Index allocates exposure to the Index Components with the highest returns, the Closing Value of the Index may decline if there is a general deterioration in financial markets and economic conditions that causes a decline in the value of the Index Components that compose the Index at that time.

•	Historical Volatility May Be a Poor Indicator of Future Index Component Performance—A fundamental assumption of the Index is that the historical volatility of the Index Components, as measured by the Index, may be an accurate predictor of their future performance. Accordingly, the Index seeks to track the portfolio whose Index Components have the highest weighted-average volatility (because volatility is used as a proxy for expected return), without portfolio volatility exceeding the Target Volatility of 5.00%. No assurance can be given that the historical volatility of the Index Components will accurately predict their future performance. If the historical volatility of the Index Components proves not to be an accurate indicator of actual performance, then the Index Portfolio tracked by the Index may not be optimal and may perform poorly.

•	Historical Volatility May Be a Poor Indicator of Future Volatility—The Index seeks to take on a defined and limited degree of expected risk by tracking a portfolio with an expected risk that does not exceed a pre-defined level. The Index measures the expected risk of portfolio based on its historical volatility. However, there can be no assurance that the historical volatility of the portfolio tracked by the Index will be indicative of its future volatility. The volatility of a portfolio may change significantly and sharply as markets change. In addition, other potential measures of volatility, such as implied volatility derived from the prices of listed options on the Index Components, might be more predictive of future volatility than historical volatility. As a result, the measure of expected risk used by the Index may be less accurate than other measures that could have been used.

•	The Deduction of Notional Financing Costs and an Index Fee Will Adversely Affect Index Performance—While a total return index tracks a notional funded investment in its components, with dividends notionally reinvested, an excess return index tracks a notional investment in its components, with dividends notionally reinvested, made through the use of borrowed funds for which a financing cost is notionally paid. The Notes are linked to an excess return index and not a total return index. In the particular case of the Index, the level of each Index Component is based on a notional investment in that Index Component minus a borrowing cost represented by the daily SOFR rate plus a fixed spread. Accordingly, each Index Component will underperform the total return performance of the corresponding exchange-traded fund.

The daily SOFR rate is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The daily SOFR rate will be affected by many factors, including, among others, the monetary policy of the Federal Reserve. The daily SOFR rate has fluctuated significantly over time. Any increase in the daily SOFR rate, due to the Federal Reserve raising interest rates (specifically, its federal funds target rate) or otherwise, will increase the adverse effect of the borrowing cost on the excess return performance of each Index Component (and, therefore, the performance of the Index).

In addition, the performance of the Index will be reduced by the daily deduction of a fee of 0.85% per annum. As such, the Index performance will trail that of a hypothetical, identically constituted index from which no such cost is deducted.

The deduction of the notional financing cost and the index fee will place a significant drag on the performance of the Index, offsetting any positive total return of the Index Components included in the Index Portfolio, exacerbating any negative total return of the Index Components included in the Index Portfolio and causing the Closing Value of the Index to decline steadily if the total return of the Index Components included in the Index Portfolio is relatively flat. The Index will not appreciate unless the total return performance of the Index Components included in the Index Portfolio is sufficient to offset the negative effects of the notional financing cost and the index fee, and then only to the extent that the total return performance of the Index Components included in the Index Portfolio is greater than the deducted amounts. As a result of these deductions, the Closing Value of the Index may decline even if the total return of the Index Components included in the Index Portfolio is positive.

•	The Index’s Methodology for Calculating Notional Financing Costs Was Recently Changed—Effective March 24, 2022, the Cash Rate on each day was set equal to the daily SOFR rate on that day plus a fixed spread. Prior to that date, the Cash Rate was calculated as the 3-month U.S. dollar LIBOR rate.

In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to U.S. dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of U.S. dollar LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of U.S. dollar LIBOR. While SOFR is a secured rate, U.S. dollar LIBOR is an unsecured rate. In addition, while SOFR currently is an overnight rate only, U.S. dollar LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable substitute, successor or replacement for U.S. dollar LIBOR.

•	The Fixed Spread Added to SOFR in Calculating Notional Financing Costs Is Arbitrary and Will Negatively Affect the Performance of the Index—The change to the Cash Rate may adversely affect the performance of the Index and the value of the Notes, as the Cash Rate derived from daily SOFR rates plus a spread may be greater, perhaps significantly, than the Cash Rate that would have been derived from 3-month U.S. dollar LIBOR. Moreover, the performance of the Index prior to March 24, 2022 does not reflect this change. The Index lacked any operating history with the new Cash Rate methodology prior to March 24, 2022 and may perform in unanticipated ways. Investors in the Notes should bear this difference in mind when evaluating the historical data shown in this pricing supplement.

•	The Index May Not Be Fully Invested in the Index Components—If the aggregate weight of the Index Components in the portfolio selected by the Index is not 100.00%, the Index Portfolio will allocate exposure to a cash position that will earn no return. In addition, the Index adjusts its notional exposure to the Index Portfolio as frequently as each Index Business Day in an attempt to maintain a historical volatility for the Index equal to approximately the Target Volatility of 5.00%, subject to a maximum notional exposure to the Index Portfolio of 150.00% and a minimum exposure of 0.00%. If the Index’s notional exposure to the Index Portfolio is less than 100.00%, the difference will be notionally uninvested and will earn no return. As a result, the Index may underperform a similar index that provides 100.00% exposure to the Index Components.

•	The Index May Not Achieve Its Target Volatility of 5.00%—The Index seeks to maintain a target volatility level of 5.00% by employing a volatility targeting mechanism based on the historical volatility of the Index Portfolio to dynamically adjust its exposure to the Index Portfolio at any given time, as described under “Indices—The Barclays Trailblazer Sectors 5 Index—Capped Participation” in the accompanying underlying supplement. There can, however, be no assurance that historical trends in volatility will continue in the future. Accordingly, there is no assurance that this volatility targeting mechanism will be the most effective way to (i) accurately assess volatility of the market at a given time or (ii) predict patterns of volatility. As a result, the Index may not achieve its Target Volatility of 5.00% at any time, which may adversely impact the Closing Value of the Index, and, consequently, the market value of your Notes.

•	The Index May Be Subject to Increased Volatility Due to the Use of Leverage—When the volatility of the Index Portfolio is less than the Target Volatility of 5.00%, the Index will employ leverage to increase the exposure of the Index to the Index Portfolio, up to a maximum exposure of 150.00%. When the Index Portfolio is leveraged, any movements in values of the Index Component may result in greater changes in the value of the Index Portfolio than if leverage were not used. In particular, the use of leverage will magnify any negative performance of the Index Portfolio. For example, if Capped Participation on any day is 130.00%, a 1.00% decrease in the value of the Index Portfolio on such day would cause the Index to fall by 1.30%, plus an additional reduction to account for the Index Fee.

•	The Index’s Target Volatility May Reduce the Appreciation Potential of the Index; the Volatility Targeting Mechanism of the Index May Cause the Index to Underperform the Index Portfolio—Under normal circumstances, equity markets exhibit significantly higher volatility than the Target Volatility of 5.00%. Accordingly, the Target Volatility of 5.00% may have the effect of skewing the allocations among the Index Components in the Index Portfolio toward Index Components that provide exposure to fixed-income assets, which typically have lower volatility than Index Components that provide exposure to equities, or to the cash position, which provides no return and therefore has a volatility of 0.00%. These typically lower-volatility Index Components may have lower return potential than the typically higher-volatility Index Components, and any cash position has zero return potential. If the Index has a relatively low allocation to the typically higher-volatility Index Components, it will not fully participate in any appreciation among those Index Components.

Moreover, if the Index has a relatively high allocation to Index Components that provide exposure to fixed-income assets, it will be particularly sensitive to factors that adversely affect the value of fixed-income instruments, such as increases in interest rates or declining perceptions of credit quality. A low Target Volatility does not mean that the Index is less likely to decline than it would be if it had a higher Target Volatility. In fact, a low-volatility portfolio may decline in value even while a high-volatility portfolio appreciates. For example, in an equity bull market that is accompanied by rising interest rates, a portfolio heavily weighted toward Index Components that provide exposure to fixed-income assets might decline in value as a result of the rising interest rates, while a portfolio heavily weighted toward Index Components that provide exposure to equities would appreciate.

The volatility targeting feature of the Index may cause the Index to reduce its exposure to the Index Portfolio in periods of high volatility, even if the Index Portfolio is generally performing positively. The performance of the Index may be negative or less positive than the performance of the Index Portfolio during such periods. Accordingly, the return on the Index may be less, and may be significantly less, than the return on an Index that does not include a “volatility targeting” (sometimes referred to as a “risk control”) feature.

•	The Index Sponsor Will Have the Authority to Make Determinations That Could Materially Affect the Closing Value of the Index and the Amount Payable on the Notes and Their Market Value and Create Conflicts of Interest—The Index Sponsor, an independent index administration function within Barclays Bank PLC, is responsible for the operation of the Index, and the policies of the Index Sponsor concerning the calculation of the Closing Value of the Index could affect the Closing Value of the Index and, therefore, the amount payable on the Notes at maturity and the market value of the Notes prior to scheduled maturity.

The Index Sponsor may modify the methodology for calculating the Closing Value of the Index. In addition, as described in “Indices—The Barclays Trailblazer Sectors 5 Index—Barclays Trailblazer Sectors 5 Index Calculation—Modifications to the Trailblazer Index” in the accompanying underlying supplement, the Index Sponsor may make certain changes to the way in which the Index is calculated. For example, the Index Sponsor may discontinue or suspend calculation or publication of the Index upon the occurrence of certain market disruptions or other events, in which case it may become difficult to determine the Closing Value of the Index and the value of the Notes. In addition, the Index Sponsor may replace an Index Component if that Index Component ceases to exist or changes in a way that makes the calculation of the Index impossible or infeasible. The replacement Index Component may perform significantly worse than the replaced Index Component. Any such changes could adversely affect the value of the Notes. The circumstances in which the Index Sponsor might make any such a determination are described more fully under “Indices—The Barclays Trailblazer Sectors 5 Index—Barclays Trailblazer Sectors 5 Index Calculation—Modifications to the Trailblazer Index” in the accompanying underlying supplement.

The role played by the Index Sponsor, and the exercise of the kinds of discretion described above and in the section entitled “Indices—The Barclays Trailblazer Sectors 5 Index—Barclays Trailblazer Sectors 5 Index Calculation—Modifications to the Trailblazer Index” in the accompanying underlying supplement, could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes. The Index Sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

•	At Any Time, the Index May Not Be Invested in Most or All Index Components, Resulting in a Concentrated Investment That May Not Perform as Well Over Time as an Investment in a More Diversified Portfolio—Diversification is generally considered to reduce the amount of risk associated with generating returns. There can be no assurance, however, that the Index will be invested in most or all of the Index Components or that the Index will be sufficiently diversified at any time to reduce or minimize such risks to any extent. In particular, at any time, the Index may be notionally invested in a single Index Component or in a small number of Index Components, and that may produce lower returns than would an investment in a more diversified portfolio of assets.

•	The Values of the Index Components That Comprise the Index May Offset Each Other—Price movements between the Index Components may not correlate with each other. At a time when the value of certain Index Components increases, the value of the other Index Components may not increase as much or may decline. Therefore, in calculating the Closing Value of the Index, increases in the value of one of the Index Components included in the portfolio tracked by the Index may be moderated, or more than offset, by lesser increases or decreases in the value of the other Index Components included in the portfolio tracked by the Index. In addition, high correlation during periods of negative returns among Index Components could have an adverse effect on the Closing Value of the Index.

•	The Index Relies on Third-Party Data Sources That May Not Be Accurate—The Index relies on data supplied by third parties. This data is used in calculating the Closing Value of the Index, including to generate the table and graphs set forth under “Historical Performance of the Index” below. The data supplied by third parties may not be accurate and could distort the calculation of the Closing Value of the Index.

•	The Index Relies on Financial Modelling Techniques That Are Subject to Inherent Limitations—The Index seeks to track a portfolio constructed from the Index Components that is determined by the Index methodology to have the highest expected return, subject to certain weighting constraints and other conditions described under “Information Regarding the Underlier” in this pricing supplement, without portfolio volatility exceeding the Target Volatility of 5.00%. The Index Sponsor uses market-standard financial modelling techniques to seek to identify each optimized portfolio. In limited circumstances, the portfolio composition used as the starting point for the model could theoretically cause the model to produce a less optimal portfolio. While the Index Sponsor runs the model using multiple starting points to reduce the likelihood of such an occurrence, this risk cannot be eliminated entirely.

•	Historical Levels of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes—The actual performance of the Index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index. Past fluctuations and trends in the Index are not necessarily indicative of fluctuations or trends that may occur in the future.

•	The Index Is Not Actively Managed—The Index operates by pre-determined rules, as described under “Information Regarding the Underlier” in this pricing supplement. There will be no active management of the Index to enhance returns or limit losses. An actively managed investment may potentially respond more directly and appropriately to immediate market, political, economic, financial or other factors than the non-actively managed Index, which may adversely affect the Closing Value of the Index and the value of the Notes.

•	The Index Is Comprised of Notional Assets and Liabilities—The exposure to the Index Components that comprise the Index at any given time are purely notional and will exist solely in the records maintained by or on behalf of the Index Sponsor. There is no actual portfolio of assets to which any person or entity is entitled or in which any person or entity has any ownership interest. Consequently, no person or entity will have any claim against any of the Index Components that comprise the Index at any time.

Risks Relating to the Index Components

•	Certain Features of the Index Components Will Impact the Value of the Notes—Each Index Component is an exchange-traded fund, the performance of which will not fully replicate the performance of the Underlying Index it is meant to track, and each Index Component may hold securities not included in its Underlying Index. Accordingly, the performance of the Index is subject to risks associated with investments in exchange-traded funds, including:

o	Management risk. This is the risk that the investment strategy for each Index Component, the implementation of which is subject to a number of constraints, may not produce the intended results. Each Index Component’s investment adviser may have the right to use a portion of that Index Component’s assets to invest in shares of equity securities that are not included in its Underlying Index. The Index Components are not actively managed, and each Index Component’s investment adviser will generally not attempt to take defensive positions in declining markets.

o	Derivatives risk. The Index Components may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus each Index Component’s losses may be greater than if each Index Component invested only in conventional securities.

o	Transaction costs and fees. Unlike its Underlying Index, the Index Components will reflect transaction costs and fees that will reduce its performance relative to its Underlying Index.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the factors described above. In addition, the Index Components may diverge significantly from the performance of its Underlying Index due to differences in trading hours between that Index Component and the securities composing the Underlying Index it is meant to track or other circumstances. During periods of market volatility, the component securities held by an Index Component may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of an Index Component and the liquidity of an Index Component may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in an Index Component. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an Index Component. As a result, under these circumstances, the market value of an Index Component may vary substantially from the net asset value per share of that Index Component. Because the Notes are linked to the performance of the Index Components and not their Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Indices.

•	The Select Sector Funds Involve Sector Concentration Risk—Each Index Component in the equity sectors asset class (other than the iShares® U.S. Real Estate ETF) is a Select Sector SPDR® Fund (each, a “Select Sector Fund” and collectively, the “Select Sector Funds”). The Select Sector Indices upon which the Select Sector Funds are based together comprise all of the companies in the S&P 500® Index.

The investment objective of each Select Sector Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in one particular sector or group of industries, as represented by a specified Select Sector Index. Accordingly, the performance of each Select Sector Fund will not benefit from the diversification that could result if such funds held securities issued by companies that operate in multiple sectors.

The performance of companies that operate in any particular sector is subject to a number of complex and unpredictable factors such as industry competition, government action and regulation, geopolitical events and supply and demand for the products and services offered by such company. Any adverse development in the relevant sector tracked by any Select Sector Fund may have a material adverse effect on the securities held in the portfolio of such Select Sector Fund and, as a result, may have a material adverse effect on the price of such Select Sector Fund, the Closing Value of the Index and the value of your Notes.

•	Risks Associated with the Real Estate Industry Will Affect the Value of the iShares® U.S. Real Estate ETF—The iShares® U.S. Real Estate ETF invests in companies that invest in real estate, such as real estate investment trusts (or “REITs”) or real estate holding companies. The value of real estate and, consequently, companies that invest in real estate may be affected by many factors that interrelate with each other in complex and unpredictable ways. Such factors may include, but are not limited to, general economic and political conditions, liquidity in the real estate market, rising or falling interest rates, governmental actions and the ability of borrowers to obtain financing for real estate development or to repay their loans. Any negative developments in any such factor may negatively affect the value of companies that invest in real estate and, consequently, may adversely affect the iShares® U.S. Real Estate ETF, the Closing Value of the Index and the value of your Notes.

•	The Index Components Included in the Fixed-Income Asset Class Are Subject to Interest Rate-Related Risks—All of the Index Components included in the fixed-income asset class (which we collectively refer to as the “Fixed-Income ETFs”) are exchange-traded funds that attempt to track the performance of indices composed of fixed-income securities. Investing in the Notes linked to the performance of the Index (and, accordingly indirectly to the Fixed-Income ETFs) differs significantly from investing directly in bonds to be held to maturity because the values of the Fixed-Income ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Fixed-Income ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The eligibility criteria for the securities included in the indices that underlie the Fixed-Income ETFs, each of which mandate that each security must have a minimum term remaining to maturity (ranging from one year to 20 years) for continued eligibility, means that, at any time, only longer-term securities underlie the Fixed-Income ETFs, which thereby increases the risk of price volatility in the underlying securities and, consequently, the volatility in the Closing Value of the Index. As a result, rising interest rates may cause the value of the bonds underlying the Fixed-Income ETFs, the Fixed-Income ETFs and the Index to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors that interrelate in complex and unpredictable ways, including, among others:

o	sentiment regarding underlying strength in the U.S. economy and global economies;

o	expectations regarding the level of price inflation;

o	sentiment regarding credit quality in the U.S. and global credit markets;

o	central bank policies regarding interest rates; and

o	the performance of U.S. and foreign capital markets.

Recently, U.S. treasury notes have traded near their historic high trading prices for an extended period of time. If the price of U.S. treasury notes reverts to its historic mean or otherwise falls, as a result of a general increase in interest rates or actions, or perceptions of reduced credit quality of the U.S. government or otherwise, the value of the bonds underlying the iShares 20+ Year Treasury Bond ETF will decline, which could have a negative impact on the performance of the Index and the return on your Notes.

•	The Index Components Included in the Fixed-Income Asset Class Are Subject to Credit Risk—The prices of the bonds underlying the Fixed-Income ETFs are significantly influenced by the creditworthiness of the issuers of the bonds. The issuers of the bonds underlying the Fixed-Income ETFs may have their credit ratings downgraded, a downgrade from investment grade to non-investment grade status, or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. Such events may have material adverse effects on the value of the Fixed-Income ETFs, the Index and the Notes.

Further, the iShares® iBoxx $ High Yield Corporate Bond ETF is designed to provide a representation of the U.S. dollar high-yield corporate market and is therefore subject to high-yield securities risk. Securities that are rated below investment grade (commonly known as “junk bonds”) may be more volatile than higher-rated securities of similar maturity. High-yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high-yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high-yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high-yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

•	The iShares® iBoxx $ High Yield Corporate Bond ETF Is Subject to Risks Associated with Non-U.S. Securities Markets—The iShares® iBoxx $ High Yield Corporate Bond ETF may include U.S. dollar-denominated bonds issued by non-U.S. companies. As such, the iShares® iBoxx $ High Yield Corporate Bond ETF is subject to risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Some or all of these factors may adversely affect the value of the iShares® iBoxx $ High Yield Corporate Bond ETF, which may adversely affect the Closing Value of the Index.

•	The iShares® MBS ETF Is Subject to Risks Associated with Mortgage-Backed Securities—The iShares® MBS ETF invests in mortgage-backed securities. Mortgage-backed securities are subject to prepayment risk, which is the risk that during periods of falling interest rates, an issuer of mortgages and other securities may be able to repay principal prior to the security’s maturity causing the iShares® MBS ETF to have to reinvest in securities with a lower yield. Mortgage-backed securities are also subject to extension risk, which is the risk that when interest rates rise, certain mortgage-backed securities will be paid off substantially more slowly than originally anticipated and the value of those securities may fall sharply. Because of prepayment and extension risk, mortgage-backed securities react differently to changes in interest rates than other bonds. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities. In recent years, the market for mortgage-backed securities experienced substantially lower valuations and reduced liquidity. Ongoing economic and market uncertainty suggests that mortgage-backed securities may continue to be difficult to value and sell. Some or all of these factors may adversely affect the value of the iShares® MBS ETF, which may adversely affect the Closing Value of the Index and, consequently, the value of the Notes.

Risks Relating to Conflicts of Interest

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a Market Disruption Event has occurred on any date that the value of the Underlier is to be determined; if the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, selecting a successor index or, if no successor index is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of the Underlier on any date of determination in the event of certain changes in or modifications to the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Furthermore, the role played by Barclays Index Administration in its role as Index Sponsor creates additional conflicts of interest. See “—Risks Relating to the Underlier Generally—The Index Sponsor Will Have the Authority to Make Determinations That Could Materially Affect the Closing Value of the Index and the Amount Payable on the Notes and their Market Value and Create Conflicts of Interest” above.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the value and expected volatility of the Underlier, the Index Components and the component securities held by the Index Components;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	dividend rates on the Index Components and the component securities held by the Index Components;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

HISTORICAL PERFORMANCE OF THE UNDERLIER

The graph below sets forth the historical performance of the Underlier based on the daily Closing Values from January 2, 2018 through February 23, 2023. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the Notes prior to early redemption or redemption at maturity. Although it is not entirely clear how the comparable yield should be determined when a debt instrument may be automatically called prior to maturity, we will determine the comparable yield based upon the term to maturity of the Notes assuming no automatic call occurs. Upon a sale or exchange (including early redemption or redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the Notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the payment on early redemption or the Payment at Maturity over the face amount of the Notes, although the Internal Revenue Service (the “IRS”) could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “agent”), and the agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The agent commits to take and pay for all of the Notes, if any are taken.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or application giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of May 23, 2022, filed as an exhibit to the Registration Statement on Form F-3ASR by Barclays Bank PLC on May 23, 2022, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP, dated May 23, 2022, which has been filed as an exhibit to the Registration Statement referred to above.